SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3*

Axovant Sciences Ltd.
(Name of Issuer)

Common Shares, $0.00001 par value
(Title of Class of Securities)

G0750W104
(CUSIP Number)

Eric Komitee General Counsel 55 Railroad Avenue Greenwich, Connecticut 06830 203-863-5062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104	13D	Page 2 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON PN

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 3 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON OO

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Equities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON PN

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Equities II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON PN

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS VGE III Portfolio Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON CO

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Long Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON OO

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Long Fund Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON CO

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 9 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON OO

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 10 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities Portfolio GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON OO

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 11 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities Illiquid Investments Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1.%*
14	TYPE OF REPORTING PERSON PN

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 12 of 16 Pages

1		NAMES OF REPORTING PERSONS O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73,1%*
14	TYPE OF REPORTING PERSON IN

*

This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 13 of 16 Pages

1		NAMES OF REPORTING PERSONS David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON IN

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

CUSIP No. G0750W104	13D	Page 14 of 16 Pages

1		NAMES OF REPORTING PERSONS Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%*
14	TYPE OF REPORTING PERSON IN

*	This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4 herein.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended and supplemented by Amendment No. 1 filed on June 14, 2017 and Amendment No. 2 filed on July 6, 2017 (as so amended and supplemented, the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and restates the third sentence of the first paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

“Roivant directly owns the 89,285,714 Common Shares reported herein.”

Item 4.  Purpose of Transaction

This Amendment amends the Original Schedule 13D to add the following paragraphs immediately after the third paragraph of Item 4 of the Original Schedule 13D:

“On June 5, 2018, Roivant entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Roivant 14,285,714 Common Shares at a purchase price of $1.75 per share in a private placement (the “Private Placement”), equal to the per share closing price of the Common Shares on the Nasdaq Global Select Market on June 5, 2018. Roivant provided the financing in connection with the Issuer’s entry into a license agreement with Oxford BioMedica (UK) Ltd. for the development and commercialization of OXB-102 (now AXO-Lenti-PD) and related gene therapy products for all diseases and conditions.

The Private Placement is expected to close in July 2018, subject to satisfaction or waiver of customary closing conditions. As a condition to the closing of the Share Purchase Agreement, the Issuer is required to obtain written consents of its stockholders sufficient to approve the issuance of the Common Shares to Roivant under Rule 5635(a) of The Nasdaq Stock Market LLC. Because Roivant, as a controlling shareholder, is providing such consent, Roivant is deemed to beneficially own the 14,285,714 Common Shares to be issued and sold in the Private Placement as of the date of the Share Purchase Agreement, when there were no material contingencies to beneficial ownership outside of its control. The consent will not formally take effect until 20 calendar days after the Issuer gives or sends to stockholders its definitive information statement on Schedule 14C.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second paragraph of Items 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“The Reporting Persons do not directly own any Common Shares. As described in Item 4 above, the Reporting Persons may be deemed to beneficially own the Common Shares owned directly by Roivant as a result of the Override Right. The aggregate number and percentage of Common Shares owned directly by Roivant (and which may be deemed to be beneficially owned by each Reporting Person) are, as of the date hereof: 89,285,714 Common Shares, representing 73.1% of the issued and outstanding Common Shares of the Issuer.”

This Amendment amends and restates the thirteenth paragraph of Items 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. This percentage was calculated based on 122,073,788 Common Shares outstanding, equal to (i) 107,788,074 Common Shares outstanding as of February 8, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 9, 2018 and (ii) 14,285,714 Common Shares to be issued to Roivant after the written stockholder consent takes effect, as described in Item 4.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2018

By:/s/ O. Andreas Halvorsen

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ David C. Ott

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ Rose S. Shabet
By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP